ENERJEX RESOURCES, INC.

7300 WEST 110th, 7th FLOOR OVERLAND PARK, KS 66210

August 14, 2007

H. Roger Schwall

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0405

RE:	EnerJex Resources, Inc.
Registration Statement on Form SB-2 (Originally filed on 6/26/07)
As amended on August 9, 2007
File No. 333-144036

Dear Mr. Schwall:

EnerJex Resources, Inc., hereby requests acceleration of effectiveness of the above referenced SB-2 Registration Statement, as amended, in accordance with Rule 461 under the Securities Act of 1933. We are requesting effectiveness as of 12:00 A.M. EST on Tuesday, August 14, 2007.

In conjunction with this request for acceleration of the effective date of the above referenced registration statement, we acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve us from our full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	we may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or need any information to grant effectiveness, please advise.

Please notify us upon effectiveness of the Registration at the fax (619) 595-4883.

Thank you for your assistance.

Sincerely,

/s/ Steve Cochennet

Steve Cochennet, President